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                               January 5, 2023

       John Hamill
       Chief Financial Officer
       WINDTREE THERAPEUTICS INC /DE/
       2600 Kelly Road, Suite 100
       Warrington, PA 18976

                                                        Re: WINDTREE
THERAPEUTICS INC /DE/
                                                            Revised Preliminary
Proxy Statement on Schedule 14A
                                                            Filed December 23,
2022
                                                            File No. 001-39290

       Dear John Hamill:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Revised Preliminary Proxy Statement filed December 23, 2022

       General

   1. Please revise your disclosure to clearly state that the mirrored voting function of the Series
                                                        A Preferred Stock will
have a significant impact on the vote needed to pass Proposal 1 relating to the reverse
stock split. In this regard, assuming the minimum quorum is met with no additional
shares of common stock appearing in person or by proxy, it appears the mirrored voting
mechanism of the Series A Preferred Stock will result in the company only needing 16.667%
(1/6) of the common shares outstanding to vote in favor of
                                                        Proposal 1 rather than
a vote in favor of at least 50.001%. Please clearly disclose these figures, expressed as
percentages, so shareholders may understand the impact the Series A
                                                        Preferred Stock will
have on the ability of the company to pass Proposal 1.
   2. We note the following statement included in your response to our prior comment 5:
                                                        "whether the approval
of an amendment to the Amended and Restated Certificate of
                                                        Incorporation such as
the one contemplated in the Preliminary Proxy Statement through a
 John Hamill
WINDTREE THERAPEUTICS INC /DE/
January 5, 2023
Page 2
      vote which includes the vote of a super-voting preferred stock alters or changes the powers, preferences, or special rights of the Common Stock so as to affect them adversely
      (as set forth in Section 242(b) of the Delaware General Corporation Law
(the    DGCL   ))
      has not been determined by a Delaware court to date and is not specifically provided for in the applicable statutes." Please include the substance of this statement in the proxy statement itself and discuss the surrounding uncertainty of using this approach in an attempt to pass Proposal 1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Hamill at 303-844-1008 or Laura Crotty at 202-551-7614 with any other questions.



                                                           Sincerely,
FirstName LastNameJohn Hamill
                                            Division of Corporation Finance
Comapany NameWINDTREE THERAPEUTICS INC /DE/
                                            Office of Life Sciences
January 5, 2023 Page 2
cc:       Jennifer Porter
FirstName LastName